UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

IdBase Technologies Inc.
(Name of Issuer)

Legal status of Issuer

Corporation	Delaware	07/29/2010
(Form of Entity)	(Jurisdiction of Organization)	(Date of Organization)

#2302-1000 Beach Avenue
Vancouver, BC V6E4M2
(Physical Address of Issuer)

www.investinidbase.com
(Website of Issuer)

DealMaker Securities LLC
(Name of Intermediary through which the
offering will be conducted)

0001872856	00870756	315324
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD number of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the service provided by DealMaker Securities, LLC, the issuer is required to pay to DealMaker Securities LLC a cash fee consisting of 8.5% commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer paid DealMaker Securities LLC and its affiliates, a one-time $7500 administrative and compliance consulting services fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest:

None

Common Stock	25,000	US$0.40
(Type of Security Offered)	(Target Number of Securities to be Offered)	(Price)

Target Offering Amount: US$10,300

Oversubscriptions accepted: X

     Yes   No

Oversubscriptions will be Allocated: X At Company's Discretion

Pro-rata Basis   First-come, First-served Basis

Maximum Offering Amount (if different from target offering amount):   US$4,989,545

Deadline to reach the target offering amount: June 27, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 5

	As of Feb. 28, 2023	As of Feb. 28, 2022
Total Assets	$23,985	$153,533
Cash & Cash Equivalents	$6,384	$5,000
Accounts Receivable	$0	$0
Short-Term Debt	$1,009,058	$2,520,699
Long-Term Debt	$35,585	$39,986
Revenue/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/Loss	$525,980	-$381,521

The jurisdictions in which the Issuer intends to offer the Securities

AL	X	AK	X	AZ	X	AR	X
CA	X	CO	X	CT	X	DE	X
DC	X	FL	X	GA	X	HI	X
ID	X	IL	X	IN	X	IA	X
KS	X	KY	X	LA	X	ME	X
MD	X	MA	X	MI	X	MN	X
MS	X	MO	X	MT	X	NE	X
NV	X	NH	X	NJ	X	NM	X

NY	X	NC	X	ND	X	OH	X
OK	X	OR	X	PA	X	RI	X
SC	X	SD	X	TN	X	TX	X
UT	X	VT	X	VA	X	WA	X
WV	X	WI	X	WY	X		

EXHIBIT A to FORM C:

(PART II OF OFFERING STATEMENT)

OFFERING MEMORANDUM

OF

IDBASE TECHNOLOGIES INC.



A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering statement on Form C, or the Offering Statement, that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," "might," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Offering Statement or in the information incorporated by reference into this Offering Statement.

The forward-looking statements included in this Offering Statement are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Offering Statement. All forward-looking statements are made as of the date of this Offering Statement and the risk that actual results will differ materially from the expectations expressed in this Offering Statement will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Offering Statement, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Offering Statement, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Offering Statement will be achieved.

ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Issuer, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

MEMORANDUM SUMMARY

As of the date of this Memorandum, we exist as a Delaware C-corporation under the name IdBase Technologies Inc. All references in this Memorandum to "IDBASE," "we," "us," "our," and "our company" shall, unless the context otherwise requires, mean IdBase Technologies Inc. We publish our consolidated financial statements in Canadian dollars. In this Offering Memorandum, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to "$," "C$," "CDN$," "CAD$," and "dollars" mean Canadian dollars and all references to "US$" and "USD" mean U.S. dollars.

You should read this summary in conjunction with the more detailed information contained in this Memorandum.

Our Company

We were formed under the laws of the state of Delaware on July 29, 2010 as Fair Ticket Solutions, Inc., and was renamed IdBase Technologies Inc. on February 27, 2024 by filing a Certificate of Amendment with the State of Delaware. We intend to be a global identity authentication network integrated with venue access control systems for ticketed live events and conferences. We are domiciled at #2302-1000 Beach Avenue Vancouver, BC V6E 4M2.

Our Business

We intend to revolutionize the event ticketing industry with our proprietary Authenticket and Verif-ID technologies, solving the key challenges Venues and Guests experience:

- Unknown attendee identity;
- Unauthorized resale;
- Ticketing fraud;
- Security issues;
- Lack of engagement opportunities;
- Health identification; and
- Excessive wait times.

Our platform is designed to integrate into venue or ticketing partners' existing infrastructure, which acts as a conduit to access control, without additional ID checks. Each ticket would have an identity attached, allowing streamlined gate entry and solving the issue of an attendee's absent identity.

Corporate Information

Our principal executive offices are located at #2302-1000 Beach Avenue Vancouver, BC V6E 4M2. Our website address is www.idbase.com and our investment page is www.invest.idbase.com. The information contained in, or accessible through, our website is not incorporated by reference into this Memorandum, and you should not consider any information contained in, or that can be accessed through, our website as part of this Memorandum or in deciding whether to purchase shares.

We own our Trademarks. All other trademarks or trade names referred to in this Memorandum are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Memorandum are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

THE OFFERING

Securities Offered	The Company is offering shares of Common Stock (par value US$0.001 per share (the "**Common Stock**").
Target Offering Amount	25,000 Shares (**US$10,300 including Investor Fees)**
Maximum Offering	$12,473,112 Shares **(US$4,989,545)**
Purchase Price	US$0.40 per share
Minimum Investment	US $772.50 (1,875 shares), including a 3% Investor Processing Fee
Use of Proceeds	Product development, inventory, and working capital and general corporate purposes.
Capital Stock Outstanding Immediately Prior to Offering	31,835,485 shares of Common Stock

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to June 27, 2025, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

For its services, Intermediary will receive a cash fee consisting of 8.5% commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer paid a one-time $7500 administrative and compliance consulting services fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

Investors will be required to pay an Investor Processing Fee of 3.0% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $300.00, which represents the fee for a $10,000.00 investment.

Perks

The Company is offering the following perks to investors.

Time Based Bonus

Investment received by June 26, 2025	Bonus Shares on Common Stock
Investments between $750.00 and $2,499.60	5%
Investments received between $2,500.00 and $4,999.60	10%
Investments received between $5000.00 and $9,999.60	15%
Investments received between $10,000.0 and $24,999.60	20%
Investments above $25,000.00+	25%

Large Investor Bonus

Investor received after June 26, 2025	Bonus Shares on Common Stock
Investments received between $2,500.00 and $4,999.60	5%
Investments received between $5000.00 and $9,999.60	10%
Investments received between $10,000.0 and $24,999.60	15%
Investments above $25,000.00+	20%

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares cannot be stacked together.

Notes on Bonus Tiers:

The Time-Based Bonuses begin on the SEC Accepted Date.

a) All time periods begin at the conclusion of the previous period and end at 11:59pm Pacific Standard Time (7:59 am Coordinated Universal Time ("UTC")). By way of example, the Time-Based Bonuses begin on the SEC Accepted Date and ends at 11:59pm Pacific Standard Time on June 26, 2025

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

c) The above amounts do not include the investor transaction fee.

Existing Investor Bonus

Any existing investors in the Company prior to the following of this Offering will earn a 25% bonus on any investment made in this Offering.

Repeat Investor Bonus

Investors can also earn 10% bonus shares if they invest multiple times in this Offering.

None of the perks stack with each other, which means 25% is the highest bonus available.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

PLAN OF DISTRIBUTION

We are selling our shares through DealMaker Securities LLC. This Offering Statement will be furnished to prospective investors at www.investinidbase.com via download 24 hours per day, 7 days per week on our website. The website will be the exclusive means by which prospective investors may subscribe in this Offering. Upon closing, a notice will be sent to each investor indicating the number, and amount, of securities purchased in the offering.

As compensation for the service provided by DealMaker Securities, LLC, the issuer is required to pay to DealMaker Securities LLC a cash fee consisting of 8.5% commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer paid a one-time $7500 administrative and compliance consulting services fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

Investment Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

How to Cancel an Investment

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

- The intermediary will notify investors when the target offering amount has been met by display on the offering page.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your Dealmaker account by clicking on the cancel commitment button in your account profile under My Investments.

Information Regarding Length of Time of Offering

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed,

including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either

$2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the status of this Offering may be found at www.invest.idbase.com**.** The issuer will be filing a Form C-U when it reaches 50% and 100% of its target amount.

Financial Statements

See the Company's reviewed financial statements for the years ended February 28, 2022 and 2023 included as an exhibit to this Offering Memorandum.

RISK FACTORS

An investment in our shares involves a high degree of risk. You should carefully consider the following risk factors before making an investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our ability to realize the anticipated benefits of the offering, and may have an adverse effect on our business, cash flows, financial condition, and results of operations. We may face additional risks and uncertainties that are not presently known to us that we currently deem immaterial, which may also impair our business or financial condition.

Although we will have the advantage of first to market, there are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established market players with significantly more resources than the Company. They have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We are a Start-Up and have limited operating history and have never turned a profit and there is no assurance that we will ever be profitable.

If you are investing in this company, it's because you think our platform is a good idea, that we will be able to successfully market, develop and attract users of the platform and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have historically operated at a loss, which has resulted in an accumulated deficit.

For the fiscal year ended February 28, 2023, we incurred a net loss of $381,521. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in our Common Stock price.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required.

We are developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

Increased adoption of new technological solutions and services, including third-party identity verification solutions and credential authentication solutions, at locations where we may operate in the future could impact our business.

Private industry and governmental agencies have increased their efforts related to developing and launching identity verification solutions and credential authentication solutions, and we expect this trend to continue. For example, certain technology providers are exploring new technological solutions, in some cases including the use of identity verification technology or biometrics, that may gain widespread acceptance in locations where we may operate, such as event arenas. Our business would be adversely affected should competing identity verification solutions or credential authentication solutions or standards become widely adopted at locations where we may operate, such as event arenas.

The auditor included a "going concern" note in its audit report.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Public confidence in, and acceptance of, identity platforms and biometrics generally, and our platform specifically, will be a key factor in our business's continued growth.

Continued acceptance of identity platforms and biometric information as a secure and reliable method to identify individuals, mitigate risk and minimize fraud is an important factor in our continued growth. While both identity platforms and biometrics have become more widely adopted, they may not achieve global acceptance. The attractiveness of our solutions to consumers, partners and the venues where we operate is impacted by a number of factors, including the willingness of individuals to provide their personal information, including biometric information, to private or governmental entities, the level of confidence that such information can be stored safely and securely, and trust that such information will not be misused or breached. Certain individuals may never accept the use of biometrics as being safe. If identity platforms and biometrics do not achieve global acceptance, our growth could be limited, which could materially adversely affect our business, results of operations and financial condition.

We might not implement successful strategies to increase adoption of our platform or expand into new verticals, which would limit our growth.

Our future profitability will depend, in part, on our ability to implement successfully our strategies to increase adoption of our platform, expand into new verticals and develop new offerings.

We cannot assure you that the relatively new market for our platform and certain of our existing and proposed offerings will remain viable. The market for identity verification solutions is still developing. The evolution of this market may result in the development of different technologies and industry standards that are not compatible with our current solutions, products, technologies or platform. Several organizations set standards for biometrics to be used in identification and standards continue to develop related to storage of biometric information or identity information. Although we believe that our technologies comply with existing standards, these standards may change and any standards adopted could prove disadvantageous to or incompatible with our business model and current or future solutions, products, services and platform.

Implementing our growth strategies will require additional resources and investments. For example, we expect to invest substantial amounts to:

- drive member and partner awareness of our platform;

- encourage new consumers or partners to sign up for and use our platform;

- encourage businesses to introduce our platform;

- enhance our information security infrastructure;

- enhance our infrastructure to handle seamless processing;

- continue to develop state of the art technology; and

- diversify our partner base.

We may be required to incur significantly higher expenditures, including marketing, research and development, and compensation, than we currently anticipate to achieve the foregoing results. Such expenditures could have a greater negative impact on our results of operations if our revenues do not increase sufficiently. Our investments may not be successful and there can be no assurances that our growth strategies and plans will be achieved.

Our proposed strategic alliances with ticketing platforms, as well as potential indemnification obligations, expose us to risk.

We will provide our platform to our partners through commercial agreements and strategic alliances. These arrangements can be complex and require substantial personnel and other resource commitments, which may limit the number of partners we can serve. If we are unable to quickly scale our business, or if we do not effectively manage our infrastructure and personnel capacity as we grow, we may not be able to achieve our growth plans. Furthermore, there could be a negative impact on existing alliances and business relationships.

Additionally, certain of our agreements with ticketing platforms sports teams, arenas, event venues and other partners and third parties would include indemnification for losses suffered or incurred for a variety of reasons, such as a result of claims of intellectual property infringement, breaches of confidentiality, violations of law, security requirements, damage caused by us to property or persons, or other liabilities relating to or arising from the use of our platform or other acts or omissions. These provisions often survive termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other claims against us may increase. In connection with indemnification claims against us or our current or prior partners, we may incur significant legal expenses and may have to pay damages, settlement fees or license fees or stop using technology found to be in violation of the third-party's rights. Large indemnification payments could harm our business, results of operations and financial condition. We may also have to seek a license for the infringing or allegedly infringing technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deploy certain offerings. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our platform or solutions, which could negatively affect our business. Even if third-party claims against us lack merit, the expense and effort related to defending ourselves against these claims could be costly and time consuming.

Any assertions by a third party, whether or not meritorious or successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer, reduce demand for our platform and result in our brand, business, results of operations and financial condition being adversely affected.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future be required to enter into amendments or new agreements on less favorable terms, which could adversely affect our business, results of operations and financial condition.

If we are not able to manage our growth or continue innovating, our business could be adversely affected.

Our expansion and growth plans may not be successful and any future expansion will likely place demands on our managerial, operational, technological, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business and prospects may be adversely affected.

Any decline or disruption in the events industry or general economic downturn could materially adversely affect our business, results of operations and financial condition.

Our business is highly susceptible to declines in or disruptions to the entertainment and events industry that may be caused by factors entirely out of our control, such as COVID-19. Platform usage is driven by venues being open and holding events and workplaces opening for workers to return. Other events or factors beyond our control can disrupt events within the United States and globally or otherwise result in declines in the demand to attend events. These events include prolonged extreme weather, natural disasters or man-made disasters, health concerns (including pandemics and epidemics, such as COVID-19, Ebola, Zika, Middle East Respiratory Syndrome or other outbreak of contagious diseases), restrictions related to travel, stay-at-home orders, wars, terrorist attacks, sources of political uncertainty or political events, protests, foreign policy changes, regional hostilities, general economic conditions, increases in ticket prices, changes in regulations, labor unrest or travel-related accidents. Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect attendance at events by consumers, and therefore demand for our events services, which could materially adversely affect our business, results of operations and financial condition.

Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in lower attendance at events, and thus result in decreasing platform usage and lower revenue. Downturns in worldwide or regional economic conditions, such as the downturn resulting from the COVID-19 pandemic, have led to a general decrease in travel and travel spending, as well as discretionary spending on events, and similar downturns in the future may materially adversely impact demand for our platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations and financial condition.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our platform, products and services, develop new platform features, products and services, enhance our existing platform, products, services and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Our ability to introduce new solutions and features is dependent on adequate research and development resources and may also depend on our ability to successfully complete acquisitions. If we do not adequately fund our research and development efforts or complete acquisitions successfully, we may not be able to compete effectively and our business and results of operations may be harmed.

To remain competitive, we must continue to offer new solutions and enhancements to our platform. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet member, partner and market demands is essential. If we elect not to or are unable to develop solutions internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may choose to, or be required to, expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and our business, results of operations and financial condition could be adversely affected. Moreover, there is no assurance that our research and development or acquisition efforts will successfully anticipate market needs and result in significant new marketable solutions or enhancements to our solutions, design improvements, cost savings, revenues or other expected benefits. If we are unable to generate an adequate return on such investments, we may not be able to compete effectively and our business and results of operations may be materially and adversely affected.

Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to accurately confirm identities and provide the ability to connect attributes, such as tickets, health information or payment information, to these identities, with minimal system interruption. Our software may now or in the future contain undetected errors, bugs or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, operational errors, platform unavailability or system disruption. Any real or perceived errors, bugs or vulnerabilities discovered in our code or systems released to production or found in third-party software that is incorporated into our code could result in poor system performance, an interruption in the availability of our platform, errors in completing enrollments or verifications, negative publicity, damage to our reputation, loss of existing and potential consumers or partners, and loss of revenue, any of which could materially adversely affect our business, results of operations and financial condition.

Systems failures and resulting interruptions in the availability of our platform, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business, financial condition and results of operations.

Our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business. As we grow, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems. Further, our system implementations may not result in improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our platform, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the efficient delivery of our products and services.

In addition, any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to sell our platform online, provide services to partners and consumers and otherwise adequately serve our customers.

Moreover, the ability of consumers to use our platform could be diminished by a number of factors, including consumers inability to access the Internet, the failure of our network or software systems, ineffective interoperability between our platform and our partners' technology, security incidents or variability in member traffic for our platform. Platform failures would be most impactful if they occurred during peak platform use periods. During these peak periods, there are a significant number of consumers concurrently accessing our platform and if we are unable to provide uninterrupted access, consumers' perception of our platform's reliability may be damaged, our revenue could be reduced, our reputation could be harmed and we may be required to issue credits or refunds, or risk losing consumers.

In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition and operating results.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our platform is important to our ability to grow our business and to attract new partners and consumers, and can be costly. While much of our growth is attributable to word of mouth and referrals, our marketing efforts may include free or discount trials, affiliate programs, partnerships, display advertising, television, billboards, radio, video, content, social media, email, search engine optimization and keyword search campaigns.

Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our offerings or attracting new consumers and partners, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected. If our marketing efforts are successful in increasing awareness of our offerings, this could also lead to increased public scrutiny of our business. Any of the foregoing risks could harm our business, financial condition and results of operations.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers.

Our business depends on consumers' access to our platform via a mobile device and the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt or increase the cost of consumers' ability to access our platform. In addition, the Internet infrastructure that we and consumers of our platform rely on in any particular location may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our results of operations.

Consumers would access our platform through mobile applications ("apps") and there is no guarantee that popular mobile devices will continue to support such apps or that our consumers will use such apps rather than competing products. We are dependent on the interoperability of our apps and our Partner's apps with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our digital offering or give preferential treatment to competitors could adversely affect our platform's usage on mobile devices. In the event that it is difficult for consumers to access and use our platform on their mobile devices, our competitors develop products and services that are perceived to operate more effectively on mobile devices, or if our consumers choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our member growth and member engagement could be adversely impacted.

The laws and regulations that we are subject to or may become subject to are constantly evolving.

We are subject to a wide variety of laws and regulations in the United States and other jurisdictions as well as regulations promulgated by government agencies. Laws, regulations and standards governing issues, such as the collection and use of biometric information, health information, privacy, data security, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility and background checks are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. New offerings may also subject us to laws and regulations that we have not historically been subject to.

As our industry evolves and we continue to expand our platform offerings and consumer base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to our platform offerings, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our partners, to comply with applicable laws or regulations or any other obligations relating to our platform offerings, could harm our reputation and brand, discourage new and existing customers from using our platform, lead to refunds of fees or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect our business, financial condition and results of operations.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand and use of the IdBase platform, people think it's a better option than the competition and we have priced the services at a level that allows the company to make a profit and still attract business.

The cost of enforcing our patents could prevent us from enforcing them.

One of the Company's most valuable assets is its intellectual property. We currently have 1 patent pending. We believe the most valuable component of our intellectual property portfolio are the pending patents and that some of the Company's current value depends on the strength of these patents.

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to go public. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risks Related to the Securities in this Offering

Investors in this Offering may not be able to exercise the Warrants they will receive as part of their purchase of shares in this Offering.

The Warrants that comprise part of the shares being sold in this Offering are exercisable only shares of Common Stock that are eligible for offer and sale pursuant to a SEC qualified Regulation A - Tier 2 offering (a "Qualified Offering"). There is no guarantee that we will successfully qualify such an offering with the SEC. If we are not able to conduct a Qualified Offering, investors may never be able to exercise their Warrants, which would harm the value of your investment in our Company via this Offering.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Neither the Offering nor the shares have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or the shares of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no assurance that purchasers of the Securities will receive a return on their investment.

The Securities are highly speculative and any return on an investment in the Securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each purchaser should carefully read this offering circular and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the Securities. Investors should only make an investment in the Securities if they are prepared to lose the entirety of such investment.

The Securities may be subject to registration under the Exchange Act if the Company has assets above US$10 million and more than 2,000 purchasers participate in the Offering, which would increase the Company's costs and require substantial attention from management.

Companies with total assets above US$10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year must register that class of equity securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of the Offering and be required to register the Capital Stock with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.

Purchasers may lack information for monitoring their investment.

The Securities do not have any information rights attached to them and purchasers may not be able to obtain all the information they would want regarding the Company or the Securities. Investors may not be able to receive information regarding the financial performance of the Company with respect to the ability of the Company. The Company is not currently registered with the SEC and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, a purchaser may not have accurate or accessible information about the Company or the Securities.

The value of your investment will be diluted if the Company issues stock or options to employees, contractors, advisors, or board members.

The Company may (with the approval of the Board of Directors) issue stock or options to employees, contractors, advisors, or board members as an element of their compensation package. Any such issuance will dilute your investment.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-voting Common Stock at $0.40 per share, plus a [3%] Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

OUR BUSINESS

Company Overview

We intend to revolutionize the live event industry with our proprietary authenTICKET™ and VERIF-iD™ technologies, which aim to solve key challenges that venues and guests experience. We have designed our IdBase's platform to integrates into venue or ticketing partners' existing software infrastructure and acts as an access control center which attaches an identity to each ticket purchased. The Company aims to provide a platform technology capable of eliminating bots from purchasing tickets to live events.



FTS' platform solves a variety of issues venues and event attendees currently face.

Business Opportunity

The live event industry size was valued at US$1.135 trillion in 2019 and is expected to reach US$1.553 trillion by 2028[1]. The industry was completely shut down in March 2020 by the first global pandemic in over 100 years. During the recovery period in 2021 and 2022, the need to positively identify each attendee matched with their confirmed health status became mandated prior to them being granted access into the venue.

Although the Covid pandemic has now subsided, most industry experts believe the need to positively know everyone attending live events & conferences has gone from "IF" to "WHEN"? If not only to be better prepared for future health requirements, but more importantly; security! With the increasing number of violent acts globally,[2] and already targeted terrorist attacks at the tragic industry events in 2017 in both Manchester, UK and Las Vegas, NV (to name just a few), event organizers need to take every precaution possible to ensure the safety of their guests attending, which includes knowing the identity of every attendee.

Current solutions for obtaining ID are cumbersome and ineffective. As an example, the mobile ticket on an individual's mobile device can only identify the phones IMEI number, not the person holding it, and in many instances, it's not the preferred choice of ticket format. Biometric solutions have issues with remote enrolment and using these technologies for large volume efficient access control. We believe that there is an opportunity to create a single global identity authentication network that relies on a simple one-time efficient enrolment process that can be used at any event, in any venue, with any ticketing or registration company.

IdBase' partnerships with global identity and document verification companies have enabled our company to do just that. Rather than forcing ticket purchasers to a single mobile-only ticket option that relies solely on one technology, which has had continual challenges with access delays and even breakdowns, IdBase' infrastructure allows for all ticket formats with enough fail-safe measures in place that it will not delay gate entry. Our biometric infrastructure allows for the industry's first opt-out of face recognition for voice, and it never stores a facial image or voice recording, which mitigates privacy and security concerns.

Finally, we also believe that, for the first time within the live event industry, the opportunity exists for a company to emerge as a leader increasing consumer confidence. IdBase is positioned to be the first company in over 140 years to eliminate the ticket scalper's unfair advantage acquiring tickets, and most recently ticket bots, with its automated biometric identity will-call check-in platform, is what the industry and the public have been desperately waiting for. Most importantly, our software could allow billions of potentially lost revenue, scalpers have been siphoning out of the industry for decades, the opportunity to be recaptured thereby allowing fans to have more discretionary income to attend more events and spend more money at them.

Our Products/Technologies

authenTICKET™

---

[1] https://www.alliedmarketresearch.com/events-industry-market#:~:text=The%20events%20industry%20size%20was,a%20determined%20time%20and%20place.
[2] https://inkstickmedia.com/youre-right-the-world-is-getting-more-violent/#:~:text=Overall%2C%20global%20conflict%20rates%20increased,an%20area%20of%20active%20conflict
.

authenTICKET™ is the company's Identity Based Access Control System (IBAS) for ticketed live events such as concerts, sports, festivals, theatre plays, special events such as Olympics and World Cup, and conferences. The system records a person's biometric data points on enrolment, then matches them up when purchasing a ticket, and then again when arriving at the venue ensuring the registered attendee is actually the one at entry. This replaces the need for any manual ID check at the venue when required.

VERIF-iD™

VERIF-iD™ is the Company's 3rd party integration system that allows event and venue partners to access the enrolled biometric data. This connection provides more efficient systems, additional revenue, and enhanced security. In-venue partners such as access control and food & beverage companies now have accurate data to better produce an enhanced fan experience while making their event feel safer.



Product Descriptions
authenTICKET
walk up – walk in
Market:
Identity-based
access control
infrastructure
Partners:
Biometric ID Tech Cos
Gate Access Control
Ticketing Platforms
Governments
Customers:
Venues
Content providers*
(*Sports franchises, artists, conferences, festivals, theaters).
The VERIF-iD Touchless Smart Experience
Market:
Identity-based
transactional
infrastructure
Partners:
Biometric ID Tech Cos
Ticketing Platforms
Customers:
Venues
Security Cos
Access Control Cos
Point of Sale HW/SW Transactional Cos*
(*Food and beverage + merchandise vendors).


An improved user event experience!
The VERIF-iD Touchless Smart Experience
Biometric Data Storage Servers
Ticket company server
League or promoter server
Venue server
Ticket Purchase
Download selfie, photo ID, record voice, medical requirements.
At the Venue 360° Fan Experience
In seat mobile ordering
Geolocation Geofence Mobile Check-in Face/ Voice Activated
Parking Directions Personalized Offers
Face ID Turnstiles for Floor Access
VIP
Face ID Private Suite Entry
Face ID In-suite ordering
Backstage Entry Face ID
Box Office P/U Face ID
Touchless Self Serve Biometric Kiosk
Merchandise store P/U Face ID
Food & Beverage P/U Face ID
Beacon Geofence Mobile Check-In Face/Voice Activated
Kiosk Check-In Face ID
authenTICKET
Touchless Turnstiles For Gate Entry Scans All Ticket Formats
Medical Requirements Contact Tracing

IdBase has filed a patent for its proprietary IP covering its products described herein.

Business Plan

We currently intend to launch our software without any fees for venues. Instead, consumers would pay a per-ticket authentication fee ranging between US$.010-US$1.00. We intend to leverage over 1,000 industry relationships developed throughout our pre-launch phase to launch our product. The following partners are existing, integrated technology partners.

Aware- Biometrics Software

AWARE is a global leader in biometrics software, solutions, and services. IdBase has partnered with AWARE to gain access to its biometrics software. AWARE is used in over 20 countries by over 100 commercial leaders, 20 industry partners, and 80 government agencies.

Regula- Document Verification System

Regula is a documentation verification system now servicing 248 countries to authenticate government-issued IDs within seconds. Regula is used by government ministries, law enforcement, banks, airlines and airports, and has partnered with the

UN and Interpol. Regula works by scanning an ID document with a camera and verifying a user's identity by matching their portrait from an ID document against RFID and their photograph. Regula has over 14,000 document identification templates.

<u>Tickets.com – owned by Major League Baseball</u>

The partnership with Tickets.com is the first step into integrating with the massive sports even industry. Tickets.com has access to numerous venues in the industry. The total attendance in 2019 was 68.5 million, and 80 million tickets are sold annually on Tickets.com. IdBase' platform integration with Tickets.com is complete, and The Company is now certified as on of their Registered Developer Partners. Tickets.com has committed to finding pilot venue partners for IdBase.

IdBase is engaging in a series of pilots aimed at scaling its infrastructure in the environments of 3 numerous ticketing providers and venues. Pilots will focus on integration with ticketing platforms and the expansion of other markets.



authenTICKET MVP
Completion of both kiosk and Mobile authenTICKET MVP
ALPHA PILOTS
Multiple successful pilots at various venues in Winnipeg, MB with True North Sports and Entertainment
TICKETS.COM
Certification of authenTICKET MVP with Tickets.com Registered Developer Partner Program and Alvarado
VERIF-iD MVP
Completion of mobile biometric MVP for Android and IOS
IdBase has successfully completed its initial MVP's, pilots and first ticketing company integration. Though its partnerships with global entities in both documentation and biometrics, the company is ready to test its evolved infrastructure through many of its relationships.

PRE -ALPHA PILOTS
Start of non-arms length pilots to test out biometric MVP
ALPHA PILOTS
Industry conference event check-in pilot, and staff check-in at major sports event
BETA PILOTS
Major industry conference check-in at final night venue tour using venue ticketing and access control infrastructure
PRODUCT
Mass adoption of check-in at first venue
IdBase be will engaging in a series of pilots aimed at scaling its infrastructure in the environments of multiple ticketing providers in North America and Europe with which it has signed NDAs.

Our Markets

The target market for IdBase is live event venues for concerts, sports, plays, festivals and conference and convention centers. In the future, the market can be expanded to any type of venue or facility that incorporates some form of ticketed entry, such as ski resorts.

The live events industry size is expected to reach US$1.553 trillion by 2028, registering a CAGR of 11.2% from 2021 to 2028. The corporate events and seminar segment held the major share of 27.7% in 20196, contributing US$314.7 billion. This segment is estimated to reach US$454.6 billion by 2028, at a CAGR of 12.4% during the forecast period.[3]

Competition

The Company's primary competitors include, but are not limited to, Clear Secure, Inc., ID.me, Inc., Wicket, LLC, and Blink Identity, Inc. Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources. Many of our potential competitors have substantially greater financial, technical, intellectual property, regulatory and human resources than we do, and greater experience than we do developing software products. Consequently, our competitors may develop products for that are more effective, better tolerated, more widely accepted, more useful and less costly, and they may also be more successful in developing and marketing their products.

COMPETITION	IDENTITY-BASED ACCESS CONTROL INFRASTRUCTURE COMPARISON						
	IDB	Amazon One	Clear	Wicket	Blink Identity	Blockchain/ NFT	Mobile Only
Identity Confirmation	✓		✓				
Health Status Certification	✓		✓				
History of Biometric Capture	✓	✓					
Failsafe (Entry) Backup	✓						
Control of Secondary Market	✓						
Voice Authentication	✓						
2 Factor Authentication	✓						
Opt-Out/Opt-in Face ID	✓						
ID Documents Verified	✓						
All Ticket Formats	✓						
Partner Sharing Revenue	✓						
Compatible w/ Existing Infrastructure	✓					✓	✓
Frictionless (Gate) Entry	✓	✓				✓	✓
Biometrics to work w/ (3rd party) integrations	✓	✓	✓	✓	✓		
Remote Enrollment/Biometric Data Capture	✓			✓	✓	✓	✓
Private Label Branding	✓			✓	✓	✓	✓

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
2022/0270423	Identity-Based	Methods , systems ,	2/18/22		United States

[3] https://www.alliedmarketresearch.com/press-release/events-industry-market.html

	Enablement of Event Access Control	and techniques for identifying attendees at live events using biometric information , and for conditioning event admittance based on satisfaction of one or more health criteria. Patent is pending.			

Regulation

We are subject to a variety of laws and regulations in the United States and other jurisdictions as well as regulations promulgated by government agencies. Laws, regulations and standards governing issues, such as the collection and use of biometric information, health information, privacy, data security, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility and background checks are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. New offerings may also subject us to laws and regulations that we have not historically been subject to.

As our industry evolves and we continue to expand our platform offerings and consumer base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another.

We make efforts to comply with applicable laws, regulations and other obligations relating to our platform offerings.

Employees

The company currently has 5 employees.

Litigation

We have no pending or threatened legal proceedings.

MANAGEMENT

Set forth below are our directors and officers:

Alan Gelfand - CEO/Director: Alan Gelfand was one of the founders of American Oil and Gas Inc., where he sat on the boards Compensation Committee from 2002-2007 before the company was eventually purchased by Hess Corporation in 2010 for US$445m. Prior to that between 1992 and 2001, Mr. Gelfand was an equities broker with Yorkton Securities and later Wolverton Securities where he managed high net worth portfolios. Mr. Gelfand obtained his BBA from Simon Fraser University.

Mark Brenner – Director: Mark Brenner is currently the co-founder and managing partner of Crimson Canyon, a company that invests and develops private real estate assets across the Southwest US. Previously Mark served as Chief of Staff to the CEO and Senior VP of Corporate Communications and External Affairs of Apollo Education Group and its subsidiaries. Prior to joining the organization in 2010, Mr. Brenner served as Vice Chairman of the Board and Executive Officer of College Loan Corporation running all external affairs and capital market activity raising more than US$15B in asset backed securities. Mr. Brenner served as Director of Legislative Affairs and General Counsel for the Education Finance Committee, held staff positions with the House Education and the Workforce Committee and the Senate Committee on Banking, Housing and Urban Affairs. He also served as an advisor to New York State Senate Majority Leader Ralph Mariano (R-NY). Mr. Brenner received his Bachelor of Arts degree in Political Science from Siena College, as well as a Juris Doctor degree from Albany Law School.

Rob Hill – CFO: Rob Hill acts as a corporate director of numerous public and private companies. He has more than 20 years of experience as a CPA, where he's led organizations in Canada, the USA, and Japan in various advisor and executive roles. Mr. Hill is the founding officer and CFO of ImmunoFlex, a company created in 2020 to helped individuals combat and recover from viruses.   Prior to that, Mr. Hill served as the Vice President, Finance & Business Development for Haywood Securities from April 2007 - March 2016. He was also an SEC Reporting and Special Projects Manager from May 2003 to March 2005. He worked as a chartered Accountant for KPMG from 1996 to 1991. Mr. Hill received his B.Sc. from UBC in 1991, and a degree from BCIT in corporate finance, banking, and securities law afterwards.

Dr. Timothy Kay – CTO: Tim is currently the CTO of IdBase as well as a principal software engineer for Vali Cyber. He was previously the founder and CEO of MASTR, Inc., an automatic design, manufacture, and assembly of electronics company. Prior to that he has been the founder, Chief Architect, CTO and Advisor of numerous technology companies. In 1997 he was the lead software scientist at Silicon Gaming Inc. He built and operated one of the largest Bitcoin mines in the world, two hours east of Silicon Valley. Tim received his Sc.B. from Brown University and his Ph.D., in Computer Science / 3D Graphics from Caltech. While attending, he was awarded an Academy Award for CGI contributions in technical achievement.

Rastislav Hodul – Director of Engineering: Rastislav Hodul has spent the last 12 years leading the IdBase Technologies teams as their Senior Software Engineering professional. Prior to that, Mr. Hodul served for 28 years as a senior software engineer, programmer, and technical team leader for numerous technical companies. Mr. Hodul received his Master of Science in Computer Science from Slovenska Technicka Univerzita Bratislave.

Rob Williams – CPO: Rob Willams has spent the past 5 years as the SVP of Product and then Chief Product Officer at Audienceview, a white label ticketing provider in Toronto where he managed all technology aspects of 3 M&A acquisitions and integrations. He defined the Product Strategy for 4 core and 5+ ancillary products. For 3 years he also acted as CTO, defining technical strategy and consolidating architecture across the product portfolio. Prior to that he was the Director of Technology and Innovation at the Ticket Factory in the UK for 5 years. Prior to that Mr. Williams had various roles as an officer, director and management including spending over 10 years as IT Director at the National Ice Centre & Capital FM Arena in Nottingham, UK. Rob received a degree in Biology in 1994 from the Nottingham Trent University.

<u>Robert A DuPuy – Executive Advisor</u>: Robert DuPuy is a partner and business lawyer with Foley & Lardner LLP. He brings more than three decades of broad legal experience to his clients, including his tenure as chief legal counsel and, most recently, president and chief operating officer of Major League Baseball (MLB). Mr. DuPuy is a member of the firm's Sports Industry Team. Mr. DuPuy previously served as a member of the firm's Management Committee, and was chairman of the Professional Standards Committee. Mr. DuPuy received a J.D. from Cornell in 1973, and earned an A.B. from Dartmouth College in 1968. He served in the U.S. Army from 1968 to 1970, including a year in Vietnam in the 504th Military Police Battalion, where he received the Army Commendation Medal for his service.

<u>Gregg Saretsky – Executive Advisor</u>: Greg is the former CEO of WestJet Airlines, Canada's second-largest airline, where he was responsible for both the strategic direction of the company and the day-to-day operations of the airline. Under his leadership, the airline doubled its fleet, launched WestJet Encore, and expanded its service to Europe. Over his career, Greg has held various senior executive positions in the airline industry, ranging from SVP of marketing and planning to EVP flight operations and marketing, where he spearheaded airline alliance strategies and new airline operator partnerships. Greg received numerous industry awards over his tenure including being named Top New CEO of the Year by Canadian Business magazine. Greg is a graduate of UBC where he received a BS in microbiology and biochemistry and an MBA.

<u>William Jones – Executive Advisor</u>: William Jones is the founder and managing director of Beaumont Governance S.A., a group of companies providing directorship, company domiciliation services, and consulting services for the investment funding industry. Prior to this, Mr. Jones was the head of Legal, Compliance, Risk, and Alternative Fund Services for the Bank of Bermuda Ltd., which was subsequently acquired by HSBC. He was also the Director and General Counsel for Agora Capital Management Ltd., where Mr. Jones specialized in customized alternative investment products, with a significant focus on CTAs. His previous experience includes being the Executive Director and Head of Legal Department Intl. at the Goldman Sachs Group from 1997 to 2000. Mr. Jones received his B.A. from Princeton in 1984, and his JD and M.B.A. from Columbia in 1988.

SECURITY OWNERSHIP AND CERTAIN SECURITYHOLDERS

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
0848612 B.C. Ltd.	15,919,622	Common Stock	50.054%

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
11/2022	Regulation S	Common	850,000	$850,000	General Business Purposes
2/2024 (Ongoing)	Regulation S	Convertible Promissory Note	$114,500	$114,500 *	General Business Purposes
6/2024	Regulation CF	Common Stock + Warrant	$10,455	$10,455	General Business Purposes

*The Company is still accepting subscriptions under this offering.

SECURITIES BEING OFFERED

General

The Company is offering shares of Common Stock as a part of this Offering. The minimum target amount under this Regulation CF offering is US$10,300 (the "**Target Amount**"), or 25,000 shares. The minimum investment amount per investor will be $772.50, or 1,875 shares and will include the 3% Investor Processing Fee. The Company must reach its Target Amount of US$10,300 by June 27, 2025, or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Company is offering shares at a price of US$0.40 per share. The price of our shares has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our shares may not be in any way indicative of the Company's actual value or the value of the Common Stock following the completion of this Offering.

Transfer Agent

We have engaged DealMaker Transfer Agent, LLC to act as our Transfer Agent for the Company's Common Stock.

DESCRIPTION OF CAPITAL STOCK

The amount of Common Stock currently authorized is 200,000,000 with a total of 31,835,485 outstanding. As part of this Regulation Crowdfunding raise, the Company will be offering up to 12,473,112 shares of Class B Common Stock. The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's certificate of incorporation, as amended (our "**Certificate of Incorporation**") and its amended and restated bylaws (our "**Bylaws**"), copies of which have been filed as exhibits to the Offering Statement of which this Offering Memorandum is a part. For a complete description of our capital stock, you should refer to the Certificate of Incorporation and Bylaws, and to the applicable provisions of Delaware law.

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value US$0.001 per share.

Common Stock

Voting Rights

Holders of shares of Class A Common Stock are entitled to one vote for each on all matters submitted to a vote of the shareholders, including the election of directors.

Dividend Rights

Holders of each class of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

What it Means to be a Minority Holder

As an investor in Class A Common Stock of the Company, you will have voting rights - however, you will likely not have any meaningful ability to influence the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

DILUTION

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another
crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when company sells more shares in a "down round," meaning at a lower than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024, Jane invests US$20,000 for shares that represent 2% of a company valued at US$1 million.

- In December the Company is doing very well and sells US$5 million in shares to venture capitalists on a valuation (before the new investment) of US$10 million. Jane now owns only 1.3% of the Company but her stake is worth US$200,000

- In June 2025, the Company has run into serious problems and in order to stay afloat it raises US$1 million at a valuation of only US$2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only US$26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The Company is offering shares at a price of US$0.40 per share. The price of our shares has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our shares may not be in any way indicative of the Company's actual value or the value of the Common Stock and/or the Warrants following the completion of this Offering. As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of Securities

For a year, the securities can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

ESTIMATED USE OF PROCEEDS

If we raise the Target Offering Amount of US$10,300.00 we plan to use these proceeds as follows:

Intermediary Fees	50%
Other Offering Expenses (e.g. Marketing, Legal)	50%

If we raise the maximum amount of US$4,989,545 we plan to use these proceeds as follows:

Intermediary Fees	8.5%
Other Offering Expenses (e.g. Marketing, Legal)	20%
Product Sales and Marketing	5%
Operational Cost (Staffing, General Admin, Legal, Accounting)	42%
R&D, Building and Equipment	24.5%%

The above table represents an estimate only of the use of the net proceeds of this offering based upon our plans and current economic and industry conditions, and is subject to reallocation(s) of the net proceeds between or among the categories listed above or to new and additional areas of use. The expenses to be incurred in developing and pursuing our business plan cannot be predicted with any degree of certainty, especially given our limited operating history. Specific allocation of proceeds will depend ultimately on, among other things, the progress and timing of our product development, marketing efforts and the timing and results of any required future debt and/or equity financing. Further, the Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

The following is based on financial statement for Year ended February 28, 2022 compared to year ended February 28, 2023.

Revenue

The company has not had a marketable product yet, and, therefore, has had no revenues.

Expenses

Our total operating expenses in 2022 were CAN$369,165, while in 2023 it was CAN$171,812. This spend in 2022 was primarily due to R&D costs for our software and platform and costs for professional services as we prepare to raise capital to begin operations.

Historical results and cash flows:

The Company is currently raising capital to support going live with its products.

Liquidity and Capital Resources

Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses, including this offering. If we raise less than the maximum offering amount, our ability to fund our projected operating requirements will be materially adversely impacted. Thereafter, we will need to obtain additional financing to fund research and development, and the launch of our products.

Ongoing Operations

Based on our current financial resources, our expected level of operating expenditures, and assuming the Company raises the minimum offering amount of US$10,000.08, we anticipate the Company will be able to operate for three (3) months and will survive indefinitely until additional funds are secured.

Based on our current financial resources, our expected level of operating expenditures, and assuming the Company raises the maximum offering amount of US$1,234,999.68, we anticipate the Company will be able to operate for two (2) years.

Indebtedness

On April 26, 2022, the Company settled $1,365,376 of the outstanding notes payable through the issuance of 6,043,254 common shares.

During the year ended February 28, 2022, the Company issued convertible promissory notes of $20,000. On initial recognition, the host debt component of the note was recorded at fair value of $17,600 the derivative liability was recorded at fair value of $2,400. The derivative liability results from a term within the notes payable agreements which allows for conversion of the notes payable into the Company's common shares. The conversion could result in issuance of common shares at a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company's own common shares. ASC 815-10-20 defines an embedded derivative as an implicit or explicit term that affects some or all of the cash flows, or the value of other exchanges required by a contract, in a manner similar to a derivative instrument. Accordingly, the Company has classified the conversion feature as a derivative liability to be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of net loss and comprehensive loss. During the year ended February 28, 2023, the loans matured, and the derivative liability was $nil.

The fair value of the loan was calculated based on an assessment of prevailing market rate of interest of 25% for a similar interest and the fair value of the conversion feature was calculated using the Black Scholes Option Pricing Model with the following assumptions: volatility: 100%; interest rate: 1.68% - 1.74%; dividend: 0%. The principal amount is convertible into common shares of the Company on or before the maturity dates pursuant to the lesser amount resulting from either: a) the Company entering into an agreement with a third party to provide a valuation of the Company's net worth for the purposes of an initial public offering or b) the Company completing a reverse takeover with the Company being listed on a recognized stock exchange at $0.10 per share. These notes bear no interest.

As at February 28, 2023, the notes payable balance includes notes and accrued interest denominated in United States ("US") currency totaling US$159,328 (February 28, 2022, US$1,056,318). All notes payable issued prior to February 28, 2020, are either subject to 10% bonus payable on principal on extension of maturity date or interest of 10% or both. The interest is capped at 3 years from the issue dates, and these notes will be convertible into securities to be issued by the Company in the future financing at a 50% discount to the offering price.

Due to the global COVID 19 outbreak, the federal government of Canada introduced the Canada Emergency Benefit Account ("CEBA"). CEBA provided interest-free loans ("CEBA Loan") to eligible businesses.

During the year ended February 28, 2021, the Company received two interest-free loans issued under the CEBA program:
$40,000 on April 30, 2020 and an additional $20,000 on December 16, 2020. The loans were interest-free if repaid before
December 31, 2022. On January 12, 2022, the Canadian federal government announced that the interest-free period on the
CEBA loans was further extended to December 31, 2023. The notes were not repaid by January 1, 2024, and, as such, are due within 2-year term at 5% interest per annum. Upon initial receipt, the Company recorded the loans at a fair value of $31,702 using a discount rate of 15%.

Related Party Transactions

Management personnel are those persons having responsibility for achieving the objectives of the entity and who have authority to establish policies and make decisions by which those objectives are to be pursued. Key management personnel include the Company's directors and executive officers.

As of February 28, 2023, the Company owed $92,334 (2022 - $236,806) to the CEO of the Company who also serves as a director of the Company, and $428,031 (2022 - $411,891) to an entity over which the CEO of the Company exerts significant influence. The amounts are due on demand and convertible, at the option of the lender, into common shares of the Company, as follows: (i) the first CAD $3,000,000 of debt will be converted at a rate of CAD $0.10 per share, and (ii) any amount exceeding CAD $3,000,000 will be converted at a rate of CAD $0.30 per share.

During the year ended February 28, 2023, $236,798 amounts due to the CEO of the Company was settled through the issuance of 798,011 common shares and $27,500 amounts due to an entity over which the CEO of the Company exerts significant influence was settled through the issuance of 275,000 common shares.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after Fiscal Year End. Once posted, the annual report may be found on the Company's website at www.idbase.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A to FORM C

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S REVIEW
FOR
[ ]

[See attached]